

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Bonnie Yi Zhang
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China

> **Re: SINA Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 001-37361**

Dear Ms. Zhang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 3.D. Risk Factors

Risks Related to Our Business

Our board members or executive officers may have conflicts of interest, page 20

1.   We note your disclosure of potential conflicts of interests that an executive officer and a director of the company are also directors of Weibo. Please tell us what consideration was given to expanding this disclosure to encompass any potential conflicts of interest with all of the VIEs controlled by the company. In this regard, disclosure on page 68 indicates that shareholders of the ICP Company include a current and a former executive officer, a director, and a nominee shareholder of the company. Your disclosure should indicate the extent to which any VIE shareholders also have ownership interests,

management positions, and/or board positions in the company, which may result in conflicts of interest between U.S. and VIE shareholders.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our VIEs for our China operations…, page 22

2.   You disclose that you rely on contractual arrangements to control and operate the VIEs. Please tell us what consideration was given to disclosing that certain of the contractual arrangements may expire or be terminated. In addition, tell us what consideration was given to disclosing that you must rely on contractual arrangements to control the assets held by your consolidated affiliated entities, including critical revenue-producing assets.

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 94

3.   We note that you include estimated interest payments on redeemable convertible notes in the table and disclose the principal amount and redemption provisions on page 95. Please tell us what consideration was given to including the principal amount in the appropriate column of the table along with the estimated interest payments. Refer to Item 5.F.1 of Form 20-F.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page F-35

4.   We note your policy disclosure regarding uncertain tax positions on page F-20. Please tell us what consideration was given to providing all of the disclosures required by ASC 740-10-50-15 and 15A.

Note 14. Profit Appropriation, page F-42

5.   On page F-52 you disclose that the company performed a test on the restricted net assets of consolidated subsidiaries and VIEs and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the company as of December 31, 2014. Please tell us what consideration was given to disclosing the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief